FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2007

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2
RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

20 July 2007 - Publication of Offer Documentation and Commencement of Offer
Period

Fortis, RBS and Santander (collectively, the "Banks") have received the regulatory clearances required to publish their offer documentation and are formally launching their offer for ABN AMRO, in line with their expected timetable.

Further to their announcement of 16 July 2007, the Banks are making offers, through their acquisition vehicle RFS Holdings, for all of the issued and outstanding ordinary shares, American depositary shares and formerly convertible preference shares of ABN AMRO (the "Offers").  Further information on the Offers is set out in Appendices I and II.

The Banks are today publishing offer documentation, which will be available via the Banks' websites, and RBS will publicly file a Registration Statement on Form
F-4 with the SEC.

The initial offer periods under the Offers will commence on 23 July 2007 and end on 5 October 2007 at 3pm, Amsterdam time, unless the initial offer periods are extended in accordance with applicable offer rules.

Copies of the offer documents and of documents incorporated by reference in the offer documents may be obtained free of charge, subject to the same restrictions as apply to the Offers, by contacting the Dutch exchange agent or the global information agent at the addresses below.

The Banks and RFS Holdings will publicly file the U.S. Tender Offer Statement on
Schedule TO (including all the exhibits thereto) with the SEC and make available the letters of transmittal and forms of acceptance on the commencement date of the offer for the ordinary shares and  American depositary shares of ABN AMRO pursuant to U.S. offer documentation.  This documentation will also be mailed in accordance with the U.S. tender offer rules.

The Dutch exchange agent:                    The global information agent:
Fortis Bank (Nederland) N.V.                 D.F. King & Co., Inc.
Rokin 55                                     2 London Wall Buildings, 2nd Floor
1012 KK Amsterdam                            London Wall, London EC2M 5PP
The Netherlands                              United Kingdom
Tel: +31 20 527 24 67                        European Toll Free Help Line: 00 800 5464 5464

                                             48 Wall Street, 22nd Floor
                                             New York, NY 10005
                                             United States
                                             North American Toll Free Help Line: 1 (800) 848 2998

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This announcement is a public announcement as referred to in section 9b(1) of the Bte 1995.

                                   APPENDIX I

PUBLIC OFFER BY RFS HOLDINGS FOR ABN AMRO ORDINARY SHARES VALUED AT €38.40 PER
SHARE WITH APPROXIMATELY 93% OF THE CONSIDERATION IN CASH

THE OFFER PERIOD WILL COMMENCE ON 23 JULY 2007 AND END ON 5 OCTOBER 2007 AT 3PM
AMSTERDAM TIME, UNLESS EXTENDED

With reference to the press releases of 29 May 2007, 22 June 2007, 5 July 2007,
16 July 2007 and 20 July 2007, RFS Holdings B.V. ("RFS Holdings"), a company formed by Fortis N.V. and Fortis SA/NV ("Fortis"), The Royal Bank of Scotland
Group plc ("RBS") and Banco Santander Central Hispano, S.A. ("Santander") hereby announces that RFS Holdings is offering to acquire all of the issued and outstanding ordinary shares with a nominal value of €0.56 per share (the "ABN
AMRO Ordinary Shares") in the share capital of ABN AMRO Holding N.V. ("ABN
AMRO") (the "Offer").

The Offer
Under the terms of the Offer, holders of ABN AMRO Ordinary Shares ("ABN AMRO
Shareholders") will receive for each ABN AMRO Ordinary Share validly tendered and not properly withdrawn:

(i)  €35.60 in cash; and

(ii) 0.296 newly issued ordinary shares with a nominal value of £0.25 per share of RBS ("New RBS Ordinary Shares"), (collectively the "Offer
     Consideration").

The Offer is made on the terms and subject to the conditions and restrictions contained in the offer document for the Offer dated 20 July 2007 (the "Offer
Document"), including the listing particulars of 20 July 2007 in respect of the
New RBS Ordinary Shares (the "Listing Particulars") (together, the "Offer
Documents") and the other documents incorporated by reference in the Offer
Documents.  For the purposes of the Dutch offer rules, the Offer extends to the
ABN AMRO ADSs, provided that the holders of ABN AMRO ADSs are referred to the
U.S. Prospectus (as defined below), which is incorporated by reference into the
Offer Document and can be obtained from the global information agent.

Offer Documents
The Offer Documents are available to ABN AMRO Shareholders from the date hereof and as further described in the paragraph headed "Further Information; Obtaining
Offer Documents". ABN AMRO Shareholders should refer to the Offer Documents, for all of the terms of and conditions and restrictions applicable to the Offer.

Offer period
The initial offer period under the Offer will commence on 23 July 2007 and end on 5 October 2007 at 3pm, Amsterdam time, unless the initial offer period is extended in accordance with applicable offer rules.

RFS Holdings may extend the period of time for which the Offer is open until all conditions to the Offer have been satisfied or, to the extent legally permitted, waived. Extension of the offer period may occur one or more times. ABN AMRO
Ordinary Shares tendered into the Offer may be withdrawn at any time prior to the end of the offer period (including any extensions thereof). Once the offer period has ended, holders of ABN AMRO Ordinary Shares will not be able to withdraw any tendered ABN AMRO Ordinary Shares. No withdrawal rights will apply to ABN AMRO Ordinary Shares tendered during a subsequent offering period
(na-aanmeldingstermijn), if one is provided.

Procedures for tendering ABN AMRO Ordinary Shares
ABN AMRO Shareholders who hold their shares through a financial intermediary that is an admitted institution should make their acceptance of the Offer known to the Dutch exchange agent, Fortis Bank (Nederland) N.V., through their financial intermediary before the end of the offer period. The financial intermediary may set an earlier deadline for receipt of acceptances in order to permit the financial intermediary to communicate the acceptances to the Dutch exchange agent in a timely manner. ABN AMRO Shareholders who wish to tender their shares should contact the financial intermediary through which they hold their ABN AMRO Ordinary Shares to obtain information on the deadline by which they must make their acceptance of the Offer known to their financial intermediary.

Holders of ABN AMRO Ordinary Shares in registered form (outside Euroclear
Nederland) can obtain an application form from the Dutch exchange agent to make their acceptance of the Offer known. The application form should be completed, signed and returned to:

Fortis Bank
Settlements Dept. A08.01.01
P.O. Box 243
1000 AE Amsterdam
The Netherlands

so as to reach the Dutch exchange agent before the end of the offer period. The acceptance forms will serve as a deed of transfer with respect to the tendered shares.

Holders of ABN AMRO Ordinary Shares in bearer form who do not hold their shares through admitted institutions can contact the Dutch exchange agent for information on how to tender their shares.

Declaring the Offer unconditional; Settlement
The Offer is subject to the offer conditions set out in paragraph 8 of Part IX of the Offer Document. RFS Holdings will only declare the Offer unconditional if the offer conditions, including the condition that the ABN AMRO Ordinary Shares tendered in the Offer and the U.S. Offer (as defined below), on a combined basis, or which are otherwise held by RFS Holdings, represent at least 80% of the ABN AMRO Ordinary Shares on a fully diluted basis, are satisfied or, to the extent legally permissible, waived. In such case RFS Holdings will, within five
Euronext Amsterdam trading days after the end of the offer period, make a public announcement confirming that the Offer is declared unconditional. RFS Holdings reserves the right to waive any of the offer conditions to the extent legally permissible.

If the Offer is declared unconditional, New RBS Ordinary Shares and cash will be delivered to the tendering ABN AMRO Shareholders, on the terms and subject to the conditions and restrictions of the Offer, within five Euronext Amsterdam trading days.

The Offer Consideration may be reduced by an amount equal to the amount of any distribution by ABN AMRO to the holders of ABN AMRO Ordinary Shares in excess of an interim (cash or share) dividend of €0.55 per ABN AMRO Ordinary Share (before deduction of any applicable withholding taxes) in respect of the financial year
2007 as described in further detail in the Offer Document. In certain limited circumstances as described in Part IX paragraph 17 of the Offer Document
(related to the manner in which the holder of ABN AMRO Ordinary Shares chooses to hold its New RBS Ordinary Shares) a 1.5% U.K. stamp duty reserve tax charge may arise in connection with the delivery of the New RBS Ordinary Shares, which the holder of ABN AMRO Ordinary Shares will be required to pay and which will be deducted from the cash consideration to which such holder is entitled.

If the Offer is declared unconditional, the New RBS Ordinary Shares will be listed on the London Stock Exchange and Euronext Amsterdam.

De-listing ABN AMRO Ordinary Shares
Upon completion of the Offer, RFS Holdings, Fortis, RBS and Santander intend, among other things and depending on the level of acceptance in the Offer, to seek to cause the delisting of ABN AMRO Ordinary Shares on Euronext Amsterdam.
Other risks for non-tendering ABN AMRO Shareholders are set out in the Offer
Documents.

Further information; Obtaining Offer Documents
The information in this announcement is not complete and additional information is contained in the Offer Documents. ABN AMRO Shareholders are advised to review the Offer Documents in detail and to seek independent advice when deemed appropriate in order to reach a balanced judgement on the Offer. The Offer
Document contains a summary of the Offer in Dutch.

Copies of the Offer Documents may be obtained free of charge, subject to the same restrictions as apply to the Offer, by requesting such documents in writing or by telephone from:

The global information agent                                 The Dutch exchange agent
D.F. King & Co., Inc.                                        Fortis Bank (Nederland) N.V.
2 London Wall Buildings, 2nd Floor                           Rokin 55
London Wall, London EC2M 5PP                                 1012 KK Amsterdam
The United Kingdom                                           The Netherlands
European Toll Free Help Line: 00 800 5464 5464               Tel: +31 20 527 24 67.

U.S. Offer
RFS Holdings is making the same offer to all holders of ABN AMRO Ordinary Shares who are resident in the United States and to all holders of ABN AMRO ADSs, wherever located (the "U.S. Offer"). Persons participating in the U.S. Offer should read the U.S. prospectus (the "U.S. Prospectus") contained in the
Registration Statement on Form F-4 being filed with the SEC today, which can be obtained from the global information agent. The U.S. Offer is being made pursuant to the U.S. Prospectus.  The Offer and the U.S. Offer have the same terms and are subject to the same conditions. The Banks and RFS Holdings will publicly file the U.S. Tender Offer Statement on Schedule TO (including all the exhibits thereto) (the "Schedule TO") with the SEC and make available the letters of transmittal and forms of acceptance on 23 July 2007, the commencement date of the U.S. Offer.

Investors in the United States are urged to read the U.S. Prospectus and the
Schedule TO (including the exhibits thereto) when they become available because they will contain important information. Investors will be able to obtain a copy of such documents, without charge, at the SEC's website (http://www.sec.gov)
once such documents are filed with the SEC. Copies of such documents may also be obtained from each Bank, without charge, once they are filed with the SEC.
Further information on the U.S. Offer can be obtained from the global information agent. Documentation relating to the U.S. Offer will also be mailed in accordance with the U.S. tender offer rules.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the
United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Restrictions
The distribution of the Offer Documents and any separate documentation regarding the Offer in jurisdictions other than the Netherlands, and the making of the
Offer in jurisdictions other than the Netherlands, may be restricted by law, and persons into whose possession the Offer Documents and any separate documentation regarding the Offer come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdictions. None of RFS
Holdings, Fortis, RBS, Santander or any of their advisers or Fortis Bank
(Nederland) N.V. accepts any liability for any violation by any person of any such restriction.

Any person (including, without limitation, custodians, nominees and trustees)
who would or otherwise intends to forward the Offer Documents or any related document should carefully read the section "Restrictions" in the Offer Document before taking any action.

                                  APPENDIX II

PUBLIC OFFER BY RFS HOLDINGS FOR ABN AMRO (FORMERLY CONVERTIBLE) PREFERENCE
SHARES AT €27.65 PER SHARE IN CASH

THE OFFER PERIOD WILL COMMENCE ON 23 JULY 2007 AND END ON 5 OCTOBER 2007 AT 3PM,
AMSTERDAM TIME, UNLESS EXTENDED

With reference to the press releases of 29 May 2007, 22 June 2007, 5 July 2007,
16 July 2007 and 20 July 2007, RFS Holdings B.V. ("RFS Holdings"), a company formed by Fortis N.V. and Fortis SA/NV ("Fortis"), The Royal Bank of Scotland
Group plc ("RBS") and Banco Santander Central Hispano, S.A. ("Santander") hereby announces that RFS Holdings is offering to acquire all of the issued and outstanding (formerly convertible) preference shares with a nominal value of
€2.24 per share (the "ABN AMRO Preference Shares") in the share capital of ABN
AMRO Holding N.V. ("ABN AMRO") ( the "Preference Shares Offer").

The Preference Shares Offer
Under the terms of the Preference Shares Offer, holders of ABN AMRO Preference
Shares (the "ABN AMRO Preference Shareholders") will receive for each ABN AMRO
Preference Share validly tendered and not properly withdrawn €27.65 in cash.

The Preference Shares Offer is made on the terms and subject to the conditions and restrictions contained in the offer document for the Preference Shares Offer dated 20 July 2007 (the "Preference Shares Offer Document") and the documents incorporated by reference in the Preference Shares Offer Document.

Preference Shares Offer Document
The Preference Shares Offer Document is available to ABN AMRO Preference
Shareholders from the date hereof and as further described in the paragraph headed "Further Information; Obtaining the Preference Shares Offer Document".
ABN AMRO Preference Shareholders should refer to the Preference Shares Offer
Document, for all of the terms of and conditions and restrictions applicable to the Preference Shares Offer.

Offer period
The initial offer period under the Preference Shares Offer will commence on 23
July 2007 and end on 5 October 2007 at 3pm, Amsterdam time, unless the initial offer period is extended in accordance with applicable offer rules.

RFS Holdings may extend the period of time for which the Preference Shares Offer is open until all conditions to the Preference Shares Offer have been satisfied or, to the extent legally permitted, waived. Extension of the offer period may occur one or more times. ABN AMRO Preference Shares tendered into the Preference
Shares Offer may be withdrawn at any time prior to the end of the offer period
(including any extensions thereof). Once the offer period has ended, ABN AMRO
Preference Shareholders will not be able to withdraw any tendered ABN AMRO
Preference Shares. No withdrawal rights will apply to ABN AMRO Preference Shares tendered during a subsequent offering period (na-aanmeldingstermijn), if one is provided. RFS Holdings intends for the Preference Shares Offer and the Offer (as defined below) to end on the same date and, if the Offer is extended, to similarly extend the Preference Shares Offer.

Procedures for tendering ABN AMRO Preference Shares
ABN AMRO Preference Shareholders who hold their shares through a financial intermediary that is an admitted institution should make their acceptance of the
Preference Shares Offer known to the Dutch exchange agent, Fortis Bank
(Nederland) N.V., through their financial intermediary before the end of the offer period. The financial intermediary may set an earlier deadline for receipt of acceptances in order to permit the financial intermediary to communicate the acceptances to the Dutch exchange agent in a timely manner. ABN AMRO Preference
Shareholders who wish to tender their shares should contact the financial intermediary through which they hold their ABN AMRO Preference Shares to obtain information on the deadline by which they must make their acceptance of the
Preference Shares Offer known to their financial intermediary.

Declaring the offer unconditional; Settlement
Simultaneously with the Preference Shares Offer, RFS Holdings is also conducting a public offer for all ordinary shares with a nominal value of €0.56 per share of ABN AMRO (the "Offer"). RFS Holdings shall not be obliged to declare the
Preference Shares Offer unconditional and purchase ABN AMRO Preference Shares if one or more of the conditions set out in paragraph 8 of Part IX of the offer document for the Offer has not been satisfied, or, to the extent legally permitted, waived. If all conditions are satisfied or waived, as applicable, RFS
Holdings will, within five Euronext Amsterdam trading days after the end of the offer period make a public announcement confirming that the Offer and the
Preference Shares Offer have been declared unconditional. RFS Holdings reserves the right to waive any of the offer conditions to the extent legally permissible.

If the Preference Shares Offer is declared unconditional the cash consideration will be paid to the tendering ABN AMRO Preference Shareholders, on the terms and subject to the conditions and restrictions of the Preference Shares Offer, within five Euronext Amsterdam trading days.

De-listing ABN AMRO Preference Shares
Upon completion of the offers, RFS Holdings, Fortis, RBS and Santander intend, among other things and depending on the level of acceptance in the Offers, to seek to cause the delisting of ABN AMRO Preference Shares and the ABN AMRO ordinary shares on Euronext Amsterdam. Other risks for non-tendering ABN AMRO
Preference Shareholders are set out in the Preference Shares Offer Document.

Further information; Obtaining the Preference Shares Offer Document
The information in this announcement is not complete and additional information is contained in the Preference Shares Offer Document. ABN AMRO Preference
Shareholders are advised to review the Preference Shares Offer Document and the documents incorporated by reference therein in detail and to seek independent advice when deemed appropriate in order to reach a balanced judgement on the relevant offers. The Preference Shares Offer Document contains a summary of the
Preference Shares Offer in Dutch.

Copies of the Preference Shares Offer Document and of documents incorporated by reference in the Preference Shares Offer Document may be obtained free of charge, subject to the same restrictions as apply to the Preference Shares
Offer, by requesting such documents in writing or by telephone from:

The global information agent                                 The Dutch exchange agent
D.F. King & Co., Inc.                                        Fortis Bank (Nederland) N.V.
2 London Wall Buildings, 2nd Floor                           Rokin 55
London Wall, London EC2M 5PP                                 1012 KK Amsterdam
The United Kingdom                                           The Netherlands
European Toll Free Help Line: 00 800 5464 5464               Tel: +31 20 527 24 67.

Restrictions
The distribution of the Preference Shares Offer Documents and any separate documentation regarding the Preference Shares Offer in jurisdictions other than the Netherlands, and the making of the Preference Shares Offer in jurisdictions other than the Netherlands, may be restricted by law and persons into whose possession the Preference Shares Offer Documents and any separate documentation regarding the Preference Shares Offer come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdictions. None of
RFS Holdings, Fortis, RBS, Santander or any of their advisers or Fortis Bank
(Nederland) N.V. accepts any liability for any violation by any person of any such restriction.

Any person (including, without limitation, custodians, nominees and trustees)
who would or otherwise intends to forward the Preference Shares Offer Documents or any related document should carefully read the section entitled "Restrictions
" in the Preference Shares Offer Document before taking any action.

--------------------------------------------------------------------------------

Capitalised terms in this announcement are as defined in the Banks' announcement of 29 May 2007, unless otherwise defined in this announcement.

Important Information

In connection with the offer for ABN AMRO, RBS will file with the U.S. SEC a
Registration Statement on Form F-4, which will constitute a prospectus, and the
Banks will file with the SEC a Tender Offer Statement on Schedule TO and other relevant materials. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE
OFFER WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION. Investors will be able to obtain a copy of such documents, without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from each Bank, without charge, once they are filed with the SEC. Documentation relating to the
U.S. Offer will also be mailed in accordance with the U.S. tender offer rules.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the
United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This announcement includes certain "forward-looking statements". These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any statements related to the benefits or synergies resulting from a transaction with ABN AMRO and, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets",
"plans", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements.
These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, satisfaction of any conditions to the offer, including the receipt of required regulatory and anti-trust approvals, the successful completion of the offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the offer (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the
Banks and the integration of such businesses and assets by the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Any offer made in or into the United States will only be made by the Banks and/
or RFS Holdings directly or by a dealer-manager that is registered with the SEC.

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Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht, Netherlands; Fortis SA/NV, Rue
Royale 20, 1000 Brussels, Belgium

The Royal Bank of Scotland Group plc, Head Office, Gogarburn, Edinburgh EH12
1HQ, U.K. Registered Office, 36 St Andrew Square, Edinburgh EH2 2YB, U.K.
Registered in Scotland No 45551

Banco Santander Central Hispano, S.A., Ciudad Grupo Santander, Avenida de
Cantabria, s/n, 28660 Boadilla del Monte, Madrid, Spain

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 20 July 2007
THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat